Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE MKT: SVM

SILVERCORP NET INCOME $43.7 MILLION, $0.26 PER SHARE, FOR FISCAL 2017

VANCOUVER, British Columbia – May 25, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the fourth quarter and twelve months ended March 31, 2017. All amounts are expressed in US Dollars.

FISCAL YEAR 2017 HIGHLIGHTS

  Net income attributable to equity shareholders of $43.7 million, or $0.26 per share1 , up 589% compared to net income attributable to equity shareholders of $6.3 million, or $0.04 per share in the prior year. Adjusted net income2 attributable to equity shareholders of $38.6 million or $0.23 per share, up 509% from the prior year after adjustment to one-time net impairment reversal of $5.1 million;

  Silver, lead, and zinc metals sold up 29%, 34%, and 5%, respectively from the prior year, to approximately 6.5 million ounces silver, 70.5 million pounds lead, and 18.3 million pounds zinc;

  Silver production of approximately 6.4 million ounces, surpassing the Fiscal 2017 annual production guidance by 25%;

  Sales of $163.5 million, up 51% compared to $107.9 million in the prior year;

  A 12%, 16%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year;

  Gross margin of 54% compared with 33% in the prior year;

  Cash flow from operations of $80.4 million, an increase of $48.5 million compared to $31.9 million in the prior year;

  Cash production costs per tonne ore2 decreased by 11% to $59.84 from $67.39 in the prior year;

  Cash costs per ounce of silver2 , net of by-product credits, of negative $3.03, compared to $1.44 in the prior year;

  All-in sustaining costs per ounce of silver2 , net of by-product credits, of $3.82, compared to $10.20 in the prior year; and

  Ended the fiscal year with $96.5 million in cash and cash equivalents and short-term investments, an increase of $34.5 million or 56% compared to $62.0 million as at March 31, 2016.

HIGHLIGHTS FOR THE FOURTH QUARTER FISCAL 2017 (“Q4 FISCAL 2017”)

  Net income attributable to equity shareholders was $13.5 million, or $0.08 per share in Q4 Fiscal 2017, compared to the loss of $1.5 million, or $0.01 per share in Q4 Fiscal 2016. Adjusted net income attributable to equity shareholders of $8.2 million, or $0.05 per share after adjustment to one-time impairment reversal of $5.3 million;

1 Earnings per share refers to basic earnings per share
2 Non IFRS measure, please see reconciliation on section 11 of MD&A for the corresponding period

  Silver and lead metals sold up 34% and 53%, respectively from the prior year quarter, to approximately 1.3 million ounces silver and 14.3 million pounds lead;

  Sales of $34.1 million, up 75% compared to $19.4 million in Q4 Fiscal 2016;

  Gross margin of 60% compared with 32% in the prior year;

  Cash costs per ounce of silver, net of by-product credits, of negative $3.65, compared to $2.22 in the prior year;

  All-in sustaining costs per ounce of silver, net of by-product credits, of $3.26, compared to $9.91 in the prior year.

FINANCIALS

1.	Fiscal 2017 vs. Fiscal 2016

Net income attributable to the shareholders of the Company in Fiscal 2017 was $43.7 million, or $0.26 per share, up 589% compared to $6.3 million, or $0.04 per share in Fiscal 2016. The adjusted net income attributable to the shareholders of the Company was $38.6 million, or $0.23 per share, up 509% compared to $6.3 million, or $0.04 per share in the prior year.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: i) improved head grades yielded higher silver, lead, and zinc metals sold, up 29%, 34%, and 5% respectively; ii) a 9% decrease in per tonne ore production costs; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 15%, 21%, and 33% compared to the prior year, respectively.

Sales in Fiscal 2017 were $163.5 million, up 51% compared to $107.9 million in Fiscal 2016. Silver and gold sales represented $89.6 million and $3.3 million, respectively, while base metals represented $70.6 million of total sales compared to silver, gold and base metals of $60.6 million, $1.9 million, and $45.4 million, respectively, in Fiscal 2016.

Cost of sales in Fiscal 2017 was $75.3 million compared to $71.9 million in Fiscal 2016. The cost of sales included $57.6 million (Fiscal 2016 - $54.5 million) cash costs, $17.7 million (Fiscal 2016 - $17.3 million) depreciation, amortization and depletion charges, and a $nil write down of inventories (Fiscal 2016 - $0.2 million).

Gross profit in Fiscal 2017 was 54% compared to 33% in Fiscal 2016. The improvement of gross profit margin was mainly due to: i) a 12%, 16%, and 15% increase in the head grades of silver, lead, and zinc; ii) a 9% decrease in per tonne ore production costs; and iii) the increase of metal prices. Ying Mining District’s gross margin was 57% compared to a 38% gross profit margin in the prior year, while GC Mine’s profit margin was 31% compared to a 10% gross profit margin in the prior year.

Cash flows provided by operating activities in Fiscal 2017 were $80.4 million, an increase of $48.5 million or 152%, compared to $31.9 million in the prior year. Before changes in non-cash operating working capital, cash flows provided by operating activities in Fiscal 2017 were $76.0 million, an increase of $42.8 million or 129%, compared to $33.1 million in the prior year mainly due to the improvement of operating earnings.

The Company ended the fiscal year with $96.5 million in cash and short term investments, an increase of $34.5 million or 56% compared to $62.0 million as at March 31, 2016.

Working capital as at March 31, 2017 was $70.7 million, an increase of $35.5 million or 101%, compared to $35.2 million working capital as at March 31, 2016.

2.	Q4 Fiscal 2017 vs. Q4 Fiscal 2016

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2017 was $13.5 million, or $0.08 per share compared to a loss of $1.5 million, or $0.01 per share in Q4 Fiscal 2016 while the adjusted net income attributable to the equity shareholders of the Company in Q4 Fiscal 2017 was $8.2 million, or $0.05 per share.

The Company’s financial results in Q4 Fiscal 2017 were mainly impacted by the following: i) more lead concentrate sold at the Ying Mining District, resulted in higher quantities of silver and lead metals being sold, up 34% and 53%, respectively; ii) a 19% decrease in per tonne ore production costs; iii) due to the annual Chinese New Year holiday the mine is only in operation for two months in Q4, resulting in reduced tonnage of ore mined compared to previous quarters of Fiscal 2017; and iv) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 22%, 49%, and 107% compared to the prior year quarter, respectively.

Sales in Q4 Fiscal 2017 were $34.1 million, up 75% compared to $19.4 million in the same quarter last year. Silver and gold sales represented $18.3 million and $0.7 million, respectively, while base metals represented $15.1 million of total sales compared to silver, gold and base metals of $11.1 million, $0.3 million, and $8.0 million, respectively, in the prior year quarter.

Cost of sales in Q4 Fiscal 2017 was $13.8 million compared to $13.2 million in Q4 Fiscal 2016. The cost of sales included $12.0 million (Q4 Fiscal 2016 - $10.2 million) cash costs, $1.8 million (Q4 Fiscal 2016 - $2.8 million) depreciation, amortization and depletion charges, and $nil write down of inventories (Q4 Fiscal 2016 - $0.2 million).

Gross profit in Q4 Fiscal 2017 improved to 60%, compared to 32% in Q4 Fiscal 2016.

Cash flows provided by operating activities in Q4 Fiscal 2017 were $4.9 million in Q4 Fiscal 2017 compared to $4.3 million in Q4 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $9.1 million, an increase of $7.0 million, compared to $2.1 million in the prior year quarter.

OPERATIONS AND DEVELOPMENT

In Fiscal 2017, the Company sold 6.5 million ounces of silver, 3,300 ounces of gold, 70.5 million pounds of lead, and 18.3 million pounds of zinc, compared to 5.0 million ounces of silver, 2,400 ounces of gold, 52.5 million pounds of lead, and 17.5 million pounds of zinc, respectively, in Fiscal 2016. The increase of metals sold was mainly due to: i) a 6% increase in ore milled, and ii) a 12%, 16% and 15% increase in the head grades of silver, lead and zinc head grades, resulting largely from the ongoing dilution control measures and operation management improvements.

1.	Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Fiscal year ended March 31,
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2017	2016
Ore Mined (tonne)	112,755	171,303	179,194	173,508	99,415	636,760	589,766
Ore Milled (tonne)	108,051	182,259	180,154	167,747	99,203	638,211	587,450
Head Grades
Silver (gram/tonne)	298	303	302	308	310	303	268
Lead (%)	4.8	4.8	4.9	4.4	4.0	4.7	3.9
Zinc (%)	0.8	0.8	1.1	1.1	0.9	1.0	0.8
Recoveries
Silver (%)	96.6	95.1	95.5	95.7	95.0	95.5	95.0
Lead (%)	95.6	96.7	96.3	96.4	96.3	96.5	95.6
Zinc (%)	46.2	47.5	42.9	48.4	57.6	46.0	54.1
Metal Sales
Silver (in thousands of ounce)	1,255	1,555	1,630	1,490	857	5,930	4,395
Gold (in thousands of ounce)	0.7	0.7	1.0	0.9	0.3	3.3	2.3
Lead (in thousands of pound)	13,520	17,269	17,768	14,861	7,379	63,418	43,469
Zinc (in thousands of pound)	1,033	1,210	1,785	1,820	999	5,848	5,155
Cash mining costs ($ per tonne)	49.99	55.21	49.13	52.33	54.63	51.79	56.90
Total mining costs ($ per tonne)	53.50	80.53	76.30	78.64	83.24	74.04	79.93
Cash milling costs ($ per tonne)	10.43	9.09	8.85	10.07	13.70	9.50	12.34
Total milling costs ($ per tonne)	13.60	11.03	10.86	12.25	17.38	11.73	14.91
Cash production costs ($ per tonne)	64.34	68.22	61.79	66.27	71.90	65.17	73.25

Cash costs per ounce of silver ($)	(3.73)	(4.60)	(2.68)	0.12	2.83	(2.70)	1.38
All-in sustaining costs per ounce of silver ($)	0.74	1.34	2.33	5.80	8.92	2.61	8.60
* Figures may not add due to rounding

In Fiscal 2017, total ore mined at the Ying Mining District was 636,760 tonnes, an 8% increase compared to 589,766 tonnes mined in the prior year. Correspondently, ore milled increased by 9% to 638,211 tonnes from 587,450 tonnes in the prior year. Silver, lead and zinc head grades improved by 13%, 20% and 19%, respectively, to 303 grams per tonne (“g/t”) for silver, 4.7% for lead and 1.0% for zinc from 268 g/t for silver, 3.9% for lead and 0.8% for zinc in the prior year, resulting largely from the ongoing dilution control and operation management improvements.

Silver, gold, lead, and zinc metals sold in Fiscal 2017 at the Ying Mining District was up by 35%, 43%, 46% and 13%, respectively, to approximately 5.9 million ounces silver, 3,300 ounces gold, 63.4 million pounds lead, and 5.8 million pounds zinc from 4.4 million ounces silver, 2,300 ounces gold, 43.5 million pounds lead, and 5.2 million pounds of zinc.

Total and cash mining costs per tonne at the Ying Mining District in Fiscal 2017 were $74.04 and $51.79 per tonne, respectively, compared to $79.93 and $56.90 per tonne in the prior year. The decrease in cash mining costs was mainly due to: i) a 4% decrease in per tonne labour costs, and ii) a 28% decrease in per tonne mining preparation costs.

Total and cash milling costs per tonne at the Ying Mining District in Fiscal 2017 were $11.73 and $9.50, a decrease of 21% and 23%, respectively, compared to $14.91 and $12.34 in Fiscal 2016. The decrease in cash milling costs was mainly due to i) an 8% decrease in per tonne labor costs, ii) a 20% reduction in raw material costs, iii) a 10% decrease in per tonne utility costs, and iv) the exclusion of mineral resources tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed and included directly as part of cost of sales.

Correspondingly, cash production costs per tonne of ore processed in Fiscal 2017 at the Ying Mining District was $65.17, an 11% decrease compared to $73.25 in the prior year due to the decrease in both per tonne cash mining and milling costs.

Cash costs per ounce of silver, net of by-product credits, in Fiscal 2017 at the Ying Mining District, was negative $2.70 compared to $1.38 in the prior year. The decrease was mainly due to i) lower per tonne cash production costs as discussed above, and ii) a 73% increase in by-product credits mainly arising from 46% and 13% increase in lead and zinc metals sold and 19% and 37% increase in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 39% of the total sales at the Ying Mining District in Fiscal 2017, and amounted to $55.8 million, an increase of $23.5 million, compared to $32.3 million in the prior year.

All in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2017 at the Ying Mining District was $2.61 compared to $8.60 in the prior year. The decrease was mainly due to lower cash costs per ounce of silver as discussed above.

In Fiscal 2017, approximately 93,755 meters (“m”) of underground diamond drilling (Fiscal 2016 – 63,398 m) and 17,787 m of preparation tunnelling (Fiscal 2016 – 19,113 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 60,241 m of horizontal tunnel, raises and declines (58,268 m) were completed and capitalized. Total exploration and development expenditures capitalized at the Ying Mining District in Fiscal 2017 were $18.1 million compared to $18.9 million in Fiscal 2016.

In Q4 Fiscal 2017, the Company mined 112,755 tonnes of ore at the Ying Mining District, a 13% increase compared to 99,415 tonnes in Q4 Fiscal 2016. Correspondently, ore milled increased by 9% to 108,051 tonnes from 99,203 tonnes in the prior year quarter. Head grades were 298 gram per tonne (“g/t”) for silver, 4.8% for lead, and 0.8% for zinc in Q4 Fiscal 2017, compared to 310 g/t for silver, 4.0% for lead, and 0.9% for zinc in Q4 Fiscal 2016.

Silver, lead, and zinc metals sold in Q4 Fiscal 2017 at the Ying Mining District was up by 46%, 83%, and 3%, respectively, to approximately 1.3 million ounces silver, 13.5 million pounds lead, and 1.0 million pounds zinc from 0.9 million ounces silver, 7.4 million pounds lead, and 1.0 million pounds of zinc.

In Q4 Fiscal 2017, the total and cash mining costs per tonne, at the Ying Mining District, were $53.50 and $49.99, compared to $83.24 and $54.63 in Q4 Fiscal 2016. The decrease in per tonne cash mining costs was mainly due to higher output resulting in lower per tonne labor costs and mine administration costs.

The total milling and cash milling cost per tonne in Q4 Fiscal 2017 at the Ying Mining District was $13.60 and $10.43, a decrease of 22% and 24%, respectively, compared to $17.38 and $13.70 in the prior year period. The decrease in cash milling costs was mainly due to i) a 16% decrease in per tonne labor costs, ii) a 25% reduction in raw material costs, and iii) the exclusion of mineral resources tax from milling costs as discussed above.

Correspondingly, cash production costs per tonne of ore processed in Q4 Fiscal 2017 at the Ying Mining District was $64.34, an 11% decrease compared to $71.90 in the prior year quarter due to the decrease in both per tonne cash mining and milling costs.

Cash costs per ounce of silver, net of by-product credits, at the Ying Mining District, was negative $3.73 in Q4 Fiscal 2017 compared to $2.83 in Q4 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above, and ii) a 90% increase in by-product credits arising from 83% and 3% increase in lead and zinc metals sold and 36% and 115% increase in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 43% of the total sales at the Ying Mining District in the current quarter, and amounted to $13.8 million, an increase of $8.2 million, compared to $5.6 million in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q4 Fiscal 2017 was $0.74 per ounce of silver compared to $8.92 in Q4 Fiscal 2016. The decrease was mainly due to the lower per tonne cash production costs and the increase in by-product credits as discussed above.

2.	GC Mine, Guangdong Province, China

Operational results - GC Mine	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Fiscal year ended March 31,
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2017	2016
Ore Mined (tonne)	40,224	81,481	74,692	64,349	50,014	260,746	257,575
Ore Milled (tonne)	39,929	81,080	76,100	63,587	50,124	260,696	256,862
Head Grades
Silver (gram/tonne)	91	89	96	99	92	94	94
Lead (%)	1.3	1.4	1.6	1.5	2.0	1.4	1.8
Zinc (%)	2.6	2.8	2.8	2.9	2.7	2.8	2.5
Recovery Rates
Silver (%)	72.8	75.4	76.2	76.8	79.1	75.7	78.9
Lead (%)	82.4	85.5	86.6	86.9	84.9	85.7	88.2
Zinc (%)	74.8	86.5	86.4	85.8	82.6	84.7	82.9
Metal Sales
Silver (in thousands of ounce)	53	179	183	149	118	564	637
Lead (in thousands of pound)	818	2,214	2,163	1,860	1,970	7,055	9,042
Zinc (in thousands of pound)	455	4,478	4,106	3,407	2,576	12,446	12,302
Cash mining costs ($ per tonne)	37.91	31.34	28.61	33.50	26.24	32.10	38.23
Total mining costs ($ per tonne)	45.37	38.90	36.78	41.91	34.76	40.03	46.49
Cash milling costs ($ per tonne)	20.06	13.09	12.94	15.60	16.99	14.73	15.79
Total milling costs ($ per tonne)	24.99	15.50	15.57	18.81	20.67	17.78	18.30
Cash production costs ($ per tonne)	57.97	44.43	41.55	49.10	43.23	46.83	54.02

Cash costs per ounce of silver ($)	(1.72)	(13.11)	(6.39)	(0.28)	(2.24)	(6.47)	1.85
All-in sustaining costs per ounce of silver ($)	14.55	(6.12)	(1.49)	4.76	1.19	0.20	8.81
* Figures may not add due to rounding

In Fiscal 2017, total ore mined at the GC Mine was 260,746 tonnes, a 1% increase compared to 257,575 tonnes of mined in Fiscal 2016. Correspondingly, ore milled increased by 1% to 260,696 tonnes from 256,862 tonnes in the prior year. Head grades were 94 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 94 g/t for silver, 1.8% for lead, and 2.5% for zinc in the prior year.

In Fiscal 2017, GC Mine sold 564 thousand ounces of silver, 7.1 million pounds of lead, 12.4 million pounds of zinc compared to 637 thousand ounces of silver, 9.0 million pounds of lead, and 12.3 million pounds of zinc sold in the prior year.

Total and cash mining costs per tonne at the GC Mine in Fiscal 2017 were $40.03 and $32.1 per tonne, compared to $46.49 and $38.23 per tonne in Fiscal 2016. The decrease in cash mining costs was mainly because approximately 35% of ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior years and the only cost involved was to ship the ore to the mill.

Total and cash milling costs per tonne at the GC Mine in Fiscal 2017 were $17.78 and $14.73, compared to $18.30 and $15.79, respectively, in Fiscal 2016. The decrease in milling costs was mainly due to the exclusion of mineral resources from milling costs as discussed above.

Correspondingly, cash production costs per tonne of ore processed in Fiscal 2017 at the GC Mine decreased by 13% to $46.83 from $54.02 in the prior year due to the decrease in both per tonne cash mining and milling costs.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $6.47 compared to $1.85 in the prior year. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above, and ii) a 12% increase in by-product credits, mainly arising from more zinc sold and a 19% and 33% increase in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 69% of the total sales at the GC Mine in Fiscal 2017, and amounted to $14.3 million, an increase of $1.8 million, compared to $12.5 million in the prior year.

All in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2017 at the GC Mine was $0.20 compared to $8.81 in the prior year. The decrease was mainly due to lower cash costs per ounce of silver and less corporate expenditures and sustaining capital expenditures incurred.

In Fiscal 2017, approximately 12,484 m of underground diamond drilling (Fiscal 2016 – 20,556 m) and 14,690 m of tunnelling (Fiscal 2016 – 13,570 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,721 m of horizontal tunnel, raises and declines (Fiscal

2016 – 1,409 m) were completed and capitalized. Total exploration and development expenditures capitalized at the GC Mine in Fiscal 2017 were $0.7 million compared to $0.9 million in Fiscal 2016.

In Q4 Fiscal 2017, the Company mined 40,224 tonnes of ore at the GC Mine, a 20% decrease compared to 50,014 tonnes in the prior year quarter. Correspondingly, ore milled decreased by 20% to 39,929 tonnes from 50,124 tonnes in Q4 Fiscal 2016. Head grades were 91 g/t for silver, 1.3% for lead, and 2.6% for zinc in Q4 Fiscal 2017, compared to 92 g/t for silver, 2.0% for lead, and 2.7% for zinc in the prior year quarter.

Silver, lead, and zinc metals sold in Q4 Fiscal 2017 at the GC Mine was down by 55%, 58%, and 82%, respectively, to approximately 53 thousand ounces silver, 818 thousand pounds lead, and 455 thousand pounds zinc from 118 thousand ounces silver, 2.0 million pounds lead, and 2.6 million pounds of zinc. The decrease was mainly due to: i) lower production in Q4 Fiscal 2017, and ii) increase in concentrate inventory. As at March 31, 2017, GC mine was holding 198 tonnes of lead concentrate inventory and 1,503 tonnes of zinc concentrate inventory, an increase of 127 tonnes and 1,469 tonnes, respectively, compared to 71 tonnes of lead concentrate and 34 tonnes of zinc concentrates held as at March 31, 2016, and an increase of 188 tonnes and 1,494 tonnes, respectively, compared to 10 tonnes of lead concentrate and 29 tonnes of zinc concentrate held as at December 31, 2016.

In Q4 Fiscal 2017, the total and cash mining costs per tonne, at the GC Mine, were $45.37 and $37.91, compared to $34.76 and $26.24 in the prior year period. The increase in per tonne cash mining costs was mainly due to lower output resulting in higher per tonne labor costs and mine administration costs. The lower output was due to the annual Chinese New Year, which reduced mine operations to only two months during the quarter.

The total milling and cash milling costs per tonne in Q4 Fiscal 2017 at the GC Mine was $24.99 and $20.06, compared to $20.67 and $16.99 in the prior year quarter. The increase in per tonne milling costs was mainly due to lower output resulting in higher per tonne fixed overhead costs allocated.

Correspondingly, cash production costs per tonne of ore processed in Q4 Fiscal 2017 at the GC Mine increased to $57.97 from $43.23 in the prior year quarter due to the increase in both per tonne cash mining and milling costs.

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Gordon Neal
Vice President, Corporate Development
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at March 31,	As at March 31,
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$73,003	$41,963
Short-term investments	23,466	19,999
Trade and other receivables	1,311	2,041
Inventories	8,710	8,857
Due from related parties	92	103
Income tax receivable	-	394
Prepaids and deposits	4,250	3,960
	110,832	77,317

Non-current Assets
Long-term prepaids and deposits	959	1,856
Reclamation deposits	5,054	2,301
Investment in an associate	8,517	3,133
Other investments	1,207	287
Plant and equipment	65,201	71,045
Mineral rights and properties	206,200	216,080
TOTAL ASSETS	$397,970	$372,019

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$30,374	$27,457
Bank loan	-	4,657
Mine right fee payable	-	3,970
Deposits received	6,798	5,849
Income tax payable	2,985	-
Due to related parties	-	179
	40,157	42,112

Non-current Liabilities
Mine right fee payable	-	5,796
Deferred income tax liabilities	27,692	23,224
Environmental rehabilitation	12,186	14,328
Total Liabilities	80,035	85,460

Equity
Share capital	232,155	230,933
Share option reserve	13,325	12,628
Reserves	25,409	25,409
Accumulated other comprehensive loss	(50,419)	(35,994)
Retained earnings	42,651	562
Total equity attributable to the equity holders of the Company	263,121	233,538

Non-controlling interests	54,814	53,021
Total Equity	317,935	286,559

TOTAL LIABILITIES AND EQUITY	$397,970	$372,019

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended March 31,		Years Ended March 31,
	2017	2016	2017	2016
Sales	$34,064	$19,426	$163,471	$107,940
Cost of sales	13,760	13,233	75,285	71,925
Gross profit	20,304	6,193	88,186	36,015

General and administrative	4,356	4,003	16,818	17,394
Government fees and other taxes	530	1,027	4,007	5,780
Foreign exchange (gain) loss	197	2,159	(339)	46
Loss on disposal of plant and equipment	81	20	538	100
Loss on disposal of a subsidiary	-	-	-	460
Share of (income) loss in associate	(122)	216	(282)	50
Impairment reversal of investment in associate	(5,278)	-	(5,278)	-
Impairment of plant and equipment and mineral rights and properties	-	-	181	-
Other income	(424)	(26)	(748)	(205)
Income from operations	20,964	(1,206)	73,289	12,390

Finance income	591	324	2,206	1,382
Finance costs	(75)	(333)	(760)	(1,084)
Income before income taxes	21,480	(1,215)	74,735	12,688

Income tax expense	5,146	(488)	19,237	2,749
Net income	$16,334	$(727)	$55,498	$9,939

Attributable to:
Equity holders of the Company	$13,507	$(1,520)	$43,674	$6,336
Non-controlling interests	2,827	793	11,824	3,603
	$16,334	$(727)	$55,498	$9,939

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.08	$(0.01)	$0.26	$0.04
Diluted earnings per share	$0.08	$(0.01)	$0.25	$0.04
Weighted Average Number of Shares Outstanding - Basic	167,602,781	168,020,946	167,185,234	169,377,066
Weighted Average Number of Shares Outstanding - Diluted	171,984,629	168,020,946	171,350,024	169,763,096

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,		Years Ended March 31,
	2017	2016	2017	2016
Cash provided by
Operating activities
Net income	$16,334	$(727)	$55,498	$9,939
Add (deduct) items not affecting cash:
Finance costs	75	333	760	1,084
Depreciation, amortization and depletion	2,101	3,193	18,913	18,926
Share of (income) loss in associate	(122)	216	(282)	50
Loss on disposal of a subsidiary	-	-	-	460
Impairment reversal of investment in associate	(5,278)	-	(5,278)	-
Impairment of plant and equipment and mineral rights and properties	-	-	181	-
Write down of inventories	-	159	-	159
Income tax expense	5,146	(488)	19,237	2,749
Finance income	(591)	(324)	(2,206)	(1,382)
Loss on disposal of plant and equipment	81	20	538	100
Share-based compensation	361	145	1,015	887
Income taxes paid	(9,637)	(681)	(13,667)	(1,208)
Interest received	591	324	2,206	1,382
Interest paid	(9)	(41)	(963)	(41)
Changes in non-cash operating working capital	(4,171)	2,215	4,485	(1,224)
Net cash provided by operating activities	4,881	4,344	80,437	31,881

Investing activities
Mineral rights and properties
Capital expenditures	(2,209)	(11,690)	(27,814)	(25,847)
Plant and equipment
Additions	(3,431)	(5,359)	(7,987)	(10,953)
Proceeds on disposals	-	55	51	287
Other investments
Acquisition	-	-	(782)	-
Proceeds on disposals	-	-	33	422
Reclamation deposit paid	(807)	(267)	(2,967)	(276)
Net purchases of short-term investments	7,424	(16,257)	(4,094)	(10,753)
Proceeds for sale of a subsidiary	-	-	-	11
Net cash used in investing activities	977	(33,518)	(43,560)	(47,109)

Financing activities
Bank loan
Proceeds	-	4,619	-	4,619
Repayment	(4,325)	-	(4,325)	-
Non-controlling interests
Loan advanced	-	-	-	(1,587)
Repayments received	-	1,589	-	1,589
Distribution	(762)	-	(2,222)	(1,661)
Cash dividends distributed	-	-	(1,585)	(1,323)
Proceeds from issuance of common shares	415	-	904	-
Common shares repurchased as part of normal course issuer bid	-	(894)	-	(2,580)
Net cash used in financing activities	(4,672)	5,314	(7,228)	(943)
Effect of exchange rate changes on cash and cash equivalents	4,843	2,447	1,391	(2,045)

Increase (decrease) in cash and cash equivalents	6,029	(21,413)	31,040	(18,216)
Cash and cash equivalents, beginning of the year	66,974	63,376	41,963	60,179
Cash and cash equivalents, end of the year	$73,003	$41,963	$73,003	$41,963

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2017
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	636,760	260,746	897,506
	Ore Milled (tonne)	638,211	260,696	898,907

+	Mining cost per tonne of ore mined ($)	74.04	40.03	64.16
	Cash mining cost per tonne of ore mined ($)	51.79	32.10	46.07
	Non cash mining cost per tonne of ore mined ($)	22.25	7.93	18.09

+	Unit shipping costs($)	3.88	-	2.75
	Milling costs per tonne of ore milled ($)	11.73	17.78	13.49
	Cash milling costs per tonne of ore milled ($)	9.50	14.73	11.02
	Non cash milling costs per tonne of ore milled ($)	2.23	3.05	2.47

+	Average Production Costs
	Silver ($ per ounce)	5.74	7.03	6.07
	Gold ($ per ounce)	412	-	446
	Lead ($ per pound)	0.33	0.51	0.35
	Zinc ($ per pound)	0.30	0.48	0.32
	Other ($ per pound)	-	0.03	0.02

+	Total production costs per ounce of Silver, net of by-product credits ($)	(0.18)	(1.69)	(0.31)
+	Total cash costs per ounce of Silver, net of by-product credits ($)	(2.70)	(6.47)	(3.03)

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	2.61	0.20	3.82
+	All-in costs per ounce of Silver, net of by-product credits ($)	3.18	0.80	4.40

	Recovery Rates
	Silver (%)	95.5	75.7	93.2
	Lead (%)	96.5	85.7	95.3
	Zinc (%)	46.0	84.7	67.2

	Head Grades
	Silver (gram/tonne)	303	94	242
	Lead (%)	4.7	1.4	3.7
	Zinc (%)	1.0	2.8	1.5

Concentrate in stock
	Lead concentrate (tonne)	2,293	198	2,491
	Zinc concentate (tonne)	480	1,503	1,983

Sales Data
Metal Sales
	Silver (in thousands of ounces)	5,930	564	6,494
	Gold (in thousands of ounces)	3.3	-	3.3
	Lead (in thousands of pounds)	63,418	7,055	70,473
	Zinc (in thousands of pounds)	5,848	12,446	18,294
	Other (in thousands of pounds)	-	12,025	12,025

Metal Sales
	Silver (in thousands of $)	83,606	5,950	89,556
	Gold (in thousands of $)	3,344	-	3,344
	Lead (in thousands of $)	51,479	5,373	56,852
	Zinc (in thousands of $)	4,332	8,909	13,241
	Other (in thousands of $)	-	478	478
		142,761	20,710	163,471

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.10	10.55	13.79
	Gold ($ per ounce)	1,013	-	1,013
	Lead ($ per pound)	0.81	0.76	0.81
	Zinc ($ per pound)	0.74	0.72	0.72

1 Ying Mining District i ncludes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 53.7% from lead concentrates and 21.9% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher s melter a nd refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2016
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	589,766	257,575	847,341
	Ore Milled (tonne)	587,450	256,862	844,312

+	Mining costs per tonne of ore mined ($)	79.93	46.49	69.76
	Cash mining costs per tonne of ore mined ($)	56.90	38.23	51.22
	Non cash mining costs per tonne of ore mined ($)	23.03	8.26	18.54

+	Unit shipping costs($)	4.01	-	2.79

+	Milling costs per tonne of ore milled ($)	14.91	18.30	15.93
	Cash milling costs per tonne of ore milled ($)	12.34	15.79	13.38
	Non cash milling costs per tonne of ore milled ($)	2.57	2.51	2.55

+	Average Production Costs
	Silver ($ per ounce)	7.61	8.80	8.02
	Gold ($ per ounce)	492	699	532
	Lead ($ per pound)	0.42	0.58	0.45
	Zinc ($ per pound)	0.34	0.49	0.36
	Other ($ per pound)	-	0.01	0.01

+	Total production costs per ounce of Silver, net of by-product credits ($)	4.62	6.66	4.88
+	Total cash costs per ounce of Silver, net of by-product credits ($)	1.38	1.85	1.44

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	8.60	8.81	10.20
+	All-in costs per ounce of Silver, net of by-product credits ($)	10.10	18.54	12.74

	Recovery Rates
	Silver (%)	95.0	78.9	90.1
	Lead (%)	95.6	88.2	93.4
	Zinc (%)	54.1	82.9	62.7

	Head Grades
	Silver (gram/tonne)	268	94	216
	Lead (%)	3.9	1.8	3.2
	Zinc (%)	0.8	2.5	1.3

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,395	637	5,032
	Gold (in thousands of ounces)	2.3	0.1	2.4
	Lead (in thousands of pounds)	43,469	9,042	52,511
	Zinc (in thousands of pounds)	5,155	12,302	17,457
	Other (in thousands of pounds)	-	46,932	46,932

Metal Sales
	Silver (in thousands of $)	54,314	6,265	60,579
	Gold (in thousands of $)	1,871	42	1,913
	Lead (in thousands of $)	29,520	5,799	35,319
	Zinc (in thousands of $)	2,806	6,674	9,480
	Other (in thousands of $)	-	649	649
		88,511	19,429	107,940

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.36	9.83	12.04
	Gold ($ per ounce)	799	781	798
	Lead ($ per pound)	0.68	0.64	0.67
	Zinc ($ per pound)	0.54	0.54	0.54

1 Ying Mini ng District includes mines : SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 59.17% from l ead concentrates and 19.71% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price .

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2017
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	112,755	40,224	152,979
	Ore Milled (tonne)	108,051	39,929	147,980

+	Mining costs per tonne of ore mined ($)	53.50	45.37	51.37
	Cash mining costs per tonne of ore mined ($)	49.99	37.91	46.82
	Non cash mining costs per tonne of ore mined ($)	3.51	7.46	4.55

+	Unit shipping costs($)	3.92	-	2.88

+	Milling costs per tonne of ore milled ($)	13.60	24.99	16.68
	Cash milling costs per tonne of ore milled ($)	10.43	20.06	13.03
	Non cash milling costs per tonne of ore milled ($)	3.17	4.93	3.65

+	Average Production Costs
	Silver ($ per ounce)	4.93	9.97	5.26
	Gold ($ per ounce)	332	-	355
	Lead ($ per pound)	0.33	0.68	0.35
	Zinc ($ per pound)	0.35	0.67	0.36
	Other ($ per pound)	-	0.04	0.02

+	Total production costs per ounce of Silver, net of by-product credits ($)	(2.54)	4.49	(2.25)
+	Total cash costs per ounce of Silver, net of by-product credits ($)	(3.73)	(1.72)	(3.65)

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	0.74	14.55	3.26
+	All-in costs per ounce of Silver, net of by-product credits ($)	0.86	14.55	3.37

	Recovery Rates
	Silver (%)	96.6	72.8	94.2
	Lead (%)	95.6	82.4	94.4
	Zinc (%)	46.2	74.8	61.8
	Head Grades
	Silver (gram/tonne)	298	91	242
	Lead (%)	4.8	1.3	3.8
	Zinc (%)	0.8	2.6	1.3

Concentrate in stock
	Lead concentrate (tonne)	2,293	198	2,491
	Zinc concentate (tonne)	480	1,503	1,983

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,255	53	1,308
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	13,520	818	14,338
	Zinc (in thousands of pounds)	1,033	455	1,488
	Other (in thousands of pounds)	-	3,446	3,446

Metal Sales
	Silver (in thousands of $)	17,653	682	18,335
	Gold (in thousands of $)	662	-	662
	Lead (in thousands of $)	12,756	717	13,473
	Zinc (in thousands of $)	1,024	395	1,419
	Other (in thousands of $)	-	175	175
		32,095	1,969	34,064

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.07	12.87	14.02
	Gold ($ per ounce)	946	-	946
	Lead ($ per pound)	0.94	0.88	0.94
	Zinc ($ per pound)	0.99	0.87	0.95

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 51.2% from lead concentrates and 21.7% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2016
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	99,415	50,014	149,429
	Ore Milled (tonne)	99,203	50,124	149,327

+	Mining costs per tonne of ore mined ($)	83.24	34.76	67.01
	Cash mining costs per tonne of ore mined ($)	54.63	26.24	45.12
	Non cash mining costs per tonne of ore mined ($)	28.61	8.52	21.89

+	Unit shipping costs($)	3.57	-	2.37

+	Milling costs per tonne of ore milled ($)	17.38	20.67	18.49
	Cash milling costs per tonne of ore milled ($)	13.70	16.99	14.81
	Non cash milling costs per tonne of ore milled ($)	3.68	3.68	3.68

+	Average Production Costs
	Silver ($ per ounce)	7.55	8.03	7.80
	Gold ($ per ounce)	517	-	545
	Lead ($ per pound)	0.45	0.51	0.43
	Zinc ($ per pound)	0.31	0.38	0.31
	Other ($ per pound)		0.01	0.01

+	Total production costs per ounce of Silver, net of by-product credits ($)	5.15	4.71	5.10
+	Total cash costs per ounce of Silver, net of by-product credits ($)	2.83	(2.24)	2.21

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	8.92	1.19	9.91
+	All-in costs per ounce of Silver, net of by-product credits ($)	10.16	51.45	17.09

	Recovery Rates
	Silver (%)	95.0	79.1	90.0
	Lead (%)	96.3	84.9	92.7
	Zinc (%)	57.6	82.6	65.4

	Head Grades
	Silver (gram/tonne)	310	92	242
	Lead (%)	4.0	2.0	3.4
	Zinc (%)	0.9	2.7	1.4

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	857	118	975
	Gold (in thousands of ounces)	0.3	-	0.3
	Lead (in thousands of pounds)	7,379	1,970	9,349
	Zinc (in thousands of pounds)	999	2,576	3,575
	Other (in thousands of pounds)	-	8,027	8,027

Metal Sales
	Silver (in thousands of $)	10,021	1,144	11,165
	Gold (in thousands of $)	262	-	262
	Lead (in thousands of $)	5,091	1,169	6,260
	Zinc (in thousands of $)	459	1,175	1,634
	Other (in thousands of $)	-	105	105
		15,833	3,593	19,426

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	11.69	9.69	11.45
	Gold ($ per ounce)	800	-	800
	Lead ($ per pound)	0.69	0.61	0.63
	Zinc ($ per pound)	0.46	0.46	0.46

1 Ying Mining District includes mines : SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 63.1% from lead concentrates and 16.0% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price .